

May 9, 2013

<u>Via E-mail</u>
Mr. Charles Main
Chief Financial Officer
Yamana Gold Inc.
200 Bay Street
Royal Bank Plaza, North Tower, Suite 2200
Toronto, ON M5J 2J3
Canada

> **Re: Yamana Gold Inc.**
> **Form 40-F for the Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **Response dated April 19, 2013**
> **File No. 001-31880**

Dear Mr. Main:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 40-F for the Fiscal Year Ended December 31, 2012</u>

<u>Exhibit 99.1 – Annual Information Form for the Fiscal Year Ended December 31, 2012</u>

<u>Material Mineral Properties – Chapada Mine, page 27</u>

1.   Please forward to our engineer, as supplemental information and not as part of your filing, your December 2011 Suruca feasibility study, 2012 Corpo Sul pre-feasibility study, and Jeronimo pre-feasibility study. Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves. You may ask to have this information returned by making a written request at

the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

Current Exploration and Development, page 35

2.   Please tell us if your Corpo Sul mineral reserves are included in your mineral reserve table on page 23 of your disclosure and, if so, include the metal prices and cut-off grades in future filings.

3.

Exhibit 99.2 – Management' s Discussion and Analysis of Results of Operations and Financial Condition

Non-GAAP Measures – Cash Costs, page 50

4.   We note you compute Gold Equivalent Ounces by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio. Please expand your future filings to disclose the conversion ratio used in your computation. Please also tell us the ratio you used in your recent computations.

Exhibit 99.3 – Consolidated Financial Statements for the years ended December 31, 2012 and 2011
Notes to the Consolidated Financial Statements, page 8
Note 3 – Significant Accounting Policies, page 9
(d) – Property, Plant and Equipment, page 10
i. Exploration, Evaluation Assets and Depletable Producing Properties, page 10

5.   We note your disclosure here that your exploration and evaluation assets are carried at acquired costs "until such time as the property enters the production stage… or the assets are determined to be impaired." We also note in your response letter dated April 19, 2013 that you consider your "financial and technical ability and intention to develop the new project" when assessing technical feasibility and commercial viability. Paragraph 17 of IFRS 6 requires that exploration and evaluation assets be tested for impairment and reclassified once technical feasibility and commercial viability have been demonstrated. Both your current disclosure and your proposed disclosure contemplate additional criteria (i.e. either the beginning of production or the financial ability and intent to develop a project) which do not appear to be required to demonstrate technical feasibility and commercial viability. For example, in instances where you demonstrate reserves, but have not yet made an investment/development decision, it would appear that your feasibility study or preliminary feasibility study (as defined by CIM Definition Standards) underlying the reserve determination sufficiently demonstrates the technical feasibility and commercial viability, regardless of your ability and intent to develop the project. Please modify your policies and related disclosure in future filings to conform to

paragraphs 5(b) and 17 of IFRS 6 and provide us with a sample of your proposed future disclosure, or tell us why you believe no modification is necessary. Please also tell us whether your consideration of the additional criteria had a material effect on your previously reported exploration and evaluation assets or your results of operations.

You may contact James Giugliano at (202) 551-3319, or Angela Halac at (202) 551-3398, if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining